SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

NIRE 53300000859

MINUTES OF THE ONE HUNDRED AND SIXTY-FIFTH EXTRAORDINARY GENERAL MEETING HELD ON JULY 22, 2016

1. DATE, TIME AND VENUE: Held on July 22, 2016, at 2 pm at the Company's headquarters, located at Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, 2nd floor, Building Centro Empresarial VARIG - Brasilia - DF.

2. CALL TO CONVENE: The call notice was published in accordance with article 124 of Law 6,404/1976, of December 15, 1976, as amended ("Law of Corporations") in the Official Gazette and in the newspapers O Globo; Valor Econômico; and Correio Braziliense in the days 06/23/2016, 06/24/2016 and 06/27/2016, and resubmitted in the days 07/01/2016, 07/04/2016 and 07/05/2016, with the following content: "MINISTRY OF MINES AND CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – Eletrobras (Public Traded Company) CNPJ. No. 00001180/0001-26 RESTATEMENT OF CALL NOTICE 165th Extraordinary General Meeting convene the Shareholders of Centrais Elétricas Brasileiras SA - Eletrobras to meet at the Company's headquarters in Brasilia, Setor Comercial Norte, Quadra 04, Bloco “B”,, No. 100, Sala 203, Building: Centro Empresarial VARIG - Brasília - DF, on July 22, 2016, at 2 pm, at an Extraordinary General Meeting, to deliberate on the following Agenda: 1. To approve the transfer, by late 2017, of shareholding control of Distribution Companies, subsidiaries of Eletrobras, whose extension of concession terms are approved, in the terms of items 3 to 8 below, addressed the terms and steps established in Law  9,491, of September 9, 1997 and its regulation and Law 6,404/1976, of December 15, 1976, as amended ("Law of Corporations"); 2. To approve that immediate steps be taken to subscription and payment, in national currency, until the end of 2016, of capital increase in distributors that have an extension of their concessions agreed, pursuant to items 3 to 8 of the agenda, directly by the controlling shareholder Federal Government by assignment of preemptive rights by Eletrobras, observed the law of Corporations, especially Article 253, and Decree 1,091/1994, the total amount needed to meet the goals required by ANEEL up to transfer of shareholding control of its Distributor and also for full settlement in 2016, the debts of distributors of ordinary funds (RO) with Eletrobras, in the amount minimum of R$ 8 billion; 3. To extend the concession of the subsidiary Companhia Energetica do Piaui - CEPISA, ANEEL 004/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above;  4. To extend the concession of the subsidiary Companhia

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Energetica de Alagoas - CEAL, ANEEL 007/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above; 5. To extend the concession of the subsidiary Companhia de Eletriciade do Acre - ELETROACRE, ANEEL 006/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above; 6. To extend the concession of the subsidiary Centrais Elétricas de Rondônia S.A – CERON, ANEEL number 005/2001, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above and equating the over-contracting electric energy of the mentioned Distribution Company, over 5%, due to the sharp reduction in consumer market of that Distribution Company, whose mitigation is being sought, through the Association Brazilian Electricity Distributors (ABRADEE) with the Ministry of Mines and Energy;7. To extend the concession of the subsidiary Boa Vista Energia S.A ANEEL No. 021/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above; 8. To extend the concession of the subsidiary Amazonas Distribution Company de Energia S.A ANEEL No. 020/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above; and the addressing the application of the consequences of Ratifying Resolution ANEEL n ° 2005/2015 of December 15, 2015, and Ordinance No. 314 of February 2, 2016, issued by the ANEEL General Director, related to the fuel consumption Account coverage (CCC) in the costs of that Distributor to the Purchase and Sale Agreement Natural Gas No. OC-1902/2006, signed on June 1, 2006; 9. To approve, respecting the Law of Corporations, the transfer of shareholding control, until December 31, 2017, of the distribution companies that do not have an extension of their concessions agreed as items 3 to 8 of the agenda above under §1ª-A of Article 8 of law 12.783/2013, with the new wording given by Provisional Measure 735 of 22 June 2016, provided that, before the transfer of the distribution company for the new controller, the distribution company receives directly the Federal Government or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of the mentioned distribution companies, maintaining the economic and financial balance of the Distribution company without any injection of funds, in any way, by Eletrobras; 10. To approve the return of the distribution concessions and the adoption of winding up provisions of the

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above mentioned distribution companies (i) which do not have an extension of their concessions approved, in the exact terms of items 3-8 of the agenda above, and (ii) did not have its respective transfer of control approved in exact accordance with item 9 of the agenda above; 11. If approved the transfer of the shareholding control of the distribution company under item 9 of the agenda, approved to be returned at any time, its concession of distribution and the provision of its Winding up process are adopted, the following assumptions: (i) the transfer of shareholding control mentioned in item 9 of the agenda above is not held until December 31, 2017; or (ii) the distribution company does not receive directly by the Federal Government or through tariff, until its transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of its distribution, keeping the economic and financial balance of the Distribution company, without any injection of funds, in any way, by Eletrobras, as provided for in item 9 of the agenda above; and 12. Due to the resignation of the member of the Board, elected by cumulative voting system, to elect members of the Board of Directors and appoint among the elected members, its President. Pursuant the first paragraph of Article 126 of the Law of Corporations and the decision of the I. CVM Board in the process CVM RJ-2014/3578, on November 4, 2014, the shareholder may be represented at the general meeting: (i) if natural person, by a proxy appointed less than 1 (one) year (which is a shareholder, manager of the Company or attorney duly registered in the tables of the Bar Association of Brazil), (ii) a legal entity, by their legal representatives or by proxy appointed in terms of its charter and in accordance with the rules of the Civil Code, (iii) investment fund, by your administrator and/or manager, or even by a proxy appointed in terms of its articles of incorporation and according to the rules of the Civil Code. The shareholder or his legal representative, aiming to ensure admission to the Assembly in accordance with Article 5 of CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction No. 481"), shall submit the following documents: official ID document with photo; Certified copy of the updated articles of incorporation (bylaws or corporate charter) in the case of legal entity; Original or certified copy of power of attorney granted by shareholders; and Via original shareholding position statement provided by the depositary or custody, identifying the stockholder. Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, requested the delivery of the documents of a shareholder and its representation up to 72 (seventy-two) hours prior to the Extraordinary General Meeting called herein, in the Investor Relations Department - DFR, Market Information Division - DFRM, at Avenida Presidente Vargas, no. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the hours of 8 am to 12 noon and from 2pm to 5 pm. It will be admitted to the Extraordinary General Meeting hereby convened. Pursuant to the dispositions of article 141 of the Law of Business Corporations and articles 1 and 3 of CVM Instruction no. 165, of December 11, 1991, as amended, Shareholders representing a minimum of 5% (five per cent) of the Company share capital with voting rights may require the adoption of acumulative

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vote for the election of members of the Company Board of Directors, as long as addressed the legal advance term of 48 (forty-eight) hours from the date of the Extraordinary General Meeting hereby convened. The decisions will be taken at the Extraordinary General Meeting hereby called by a majority vote, the vote of each shareholder in proportion to their equity participation in the Company share capital. The Company further clarifies that, in addressing the disposition of article 11 of CVM Instruction no. 561, of 7 April 2015, as amended by CVM Instruction no. 570, of November 18, 2015, in the use of the option provided for in that legislation will not provide, for the General Meeting hereby called, online voting system. All the relevant documents pertaining the matter that will be discussed at the Extraordinary Shareholders’ Meeting are available to shareholders at the Investor Relations Department (DFR), Market Information Division (DFRM), at Avenida Presidente Vargas, No. 409- 9 floor, in the city of Rio de Janeiro, RJ and on the website of the Company (www.eletrobras.com/elb/age/) and the Comissão de Valores Mobiliários - CVM (www.cvm.gov.br) pursuant to Article 135, § 3 of the Law of Corporations and Article 10 of CVM Instruction 481. Brasilia, June 29, 2016. (a) Wagner Bittencourt de Oliveira Chairman of the Board of Directors."

3. PUBLICATIONS AND DISCLOSURES: The Management Proposal and the Call to Convene was published and disclosed in accordance with section II of Article 124 and Paragraph 3 of Article 135 of the Law of Corporations and Article 8 of CVM Instruction No. 559, of March 27, 2015 in the Official Gazette and in the newspapers O Globo; Valor Economico; Correio Braziliense and in the websites of the Company (www.eletrobras.com/elb/age/) and the Comissão de Valores Mobiliários - CVM (www.cvm.gov.br), and the Call to Convene was also published on 06.23.2016 06.24.2016 and 06.27.2016, and resubmitted on 07.01.2016, 07.04.2016 and 05.07.2016, in accordance with article 124 of the Law of Corporations, in the Official Gazette and in the newspapers O Globo; Valor Economico; and Correio Braziliense, as described in item 2 above.

4. ATTENDANCE: Shareholders representing 78.2% (seventy-eight point two percent) of the voting share capital of the Company, as per signatures on page No.74 of the Shareholders' Attendance Book No. 4, including the representative of the Federal Government, Mr. LUIZ FREDERICO DE BESSA FLEURY, accredited by Ordinance/PGFN No. 811, of November 10, 2015, published in the Official Gazette of 11/11/2015. Also present the Company Legal Adviser, Mr. ANTONIO FREDERICO PEREIRA DA SILVA, Head of the Corporate Legal Department, Ms. FERNANDA MARIA VIEIRA LIMA SCHUERY SOARES, the Head of Investor Relations Department, Ms.  PAULA PRADO RODRIGUES COUTO, the head of

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the Market Information Division, Mr. FRANCISCO DE ASSIS DUARTE, the head of Corporate Governance and Corporate Performance Department, Mr. RONALDO GARCIA BARBOZA.

5. BOARD: Chaired the work, in accordance with Article 42 of the Company Bylaws, the Chief Financial and Investor Relations Officer, Mr. ARMANDO CASADO DE ARAUJO, replacing the CEO of Eletrobras, Mr. JOSÉ DA COSTA CARVALHO NETO, secretariat by Ms. SILVIA MARIA SAMPAIO SANT 'ANNA.

6. AGENDA OF THE DAY: Met the Company's shareholders to examine, discuss and vote concerning the following agenda: 1. To approve the transfer, by late 2017, of shareholding control of Distribution Companies, subsidiaries of Eletrobras, whose extension of concession terms are approved, in the terms of items 3 to 8 below, addressed the terms and steps established in Law  9,491, of September 9, 1997 and its regulation and Law 6,404/1976, of December 15, 1976, as amended ("Law of Corporations"); 2. To approve that immediate steps be taken to subscription and payment, in national currency, until the end of 2016, of capital increase in distributors that have an extension of their concessions agreed, pursuant to items 3 to 8 of the agenda, directly by the controlling shareholder Federal Government by assignment of preemptive rights by Eletrobras, observed the law of Corporations, especially Article 253, and Decree 1,091/1994, the total amount needed to meet the goals required by ANEEL up to transfer of shareholding control of its Distributor and also for full settlement in 2016, the debts of distributors of ordinary funds (RO) with Eletrobras, in the amount minimum of R$ 8 billion; 3. To extend the concession of the subsidiary Companhia Energetica do Piaui - CEPISA, ANEEL 004/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above;  4. To extend the concession of the subsidiary Companhia Energetica de Alagoas - CEAL, ANEEL 007/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above; 5. To extend the concession of the subsidiary Companhia de Eletriciade do Acre - ELETROACRE, ANEEL 006/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above; 6. To extend the concession of the subsidiary Centrais Elétricas de Rondônia S.A – CERON, ANEEL number 005/2001, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual

007

instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above and equating the over-contracting electric energy of the mentioned Distribution Company, over 5%, due to the sharp reduction in consumer market of that Distribution Company, whose mitigation is being sought, through the Association Brazilian Electricity Distributors (ABRADEE) with the Ministry of Mines and Energy;7. To extend the concession of the subsidiary Boa Vista Energia S.A ANEEL No. 021/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above; 8. To extend the concession of the subsidiary Amazonas Distribution Company de Energia S.A ANEEL No. 020/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above; and the addressing the application of the consequences of Ratifying Resolution ANEEL n ° 2005/2015 of December 15, 2015, and Ordinance No. 314 of February 2, 2016, issued by the ANEEL General Director, related to the fuel consumption Account coverage (CCC) in the costs of that Distributor to the Purchase and Sale Agreement Natural Gas No. OC-1902/2006, signed on June 1, 2006; 9. To approve, respecting the Law of Corporations, the transfer of shareholding control, until December 31, 2017, of the distribution companies that do not have an extension of their concessions agreed as items 3 to 8 of the agenda above under §1ª-A of Article 8 of law 12.783/2013, with the new wording given by Provisional Measure 735 of 22 June 2016, provided that, before the transfer of the distribution company for the new controller, the distribution company receives directly the Federal Government or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of the mentioned distribution companies, maintaining the economic and financial balance of the Distribution company without any injection of funds, in any way, by Eletrobras; 10. To approve the return of the distribution concessions and the adoption of winding up provisions of the above mentioned distribution companies (i) which do not have an extension of their concessions approved, in the exact terms of items 3-8 of the agenda above, and (ii) did not have its respective transfer of control approved in exact accordance with item 9 of the agenda above; 11. If approved the transfer of the shareholding control of the distribution company under item 9 of the agenda, approved to be returned at any time, the concession of distribution and the provision of its Winding up process are adopted, the following assumptions: (i) the transfer of shareholding control mentioned in item 9 of the agenda above is not held until December 31, 2017; or (ii) the distribution company does not receive directly by the Federal Government or through tariff, until its transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of its distribution, keeping the economic and financial balance of the Distribution company, without any injection of funds, in any way, by Eletrobras, as provided for in item 9 of the agenda above; and 12.

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Due to the resignation of the member of the Board, elected by cumulative voting system, to elect members of the Board of Directors and appoint among the elected members, its President.

7. RESOLUTIONS: Installed the Meeting and, being waived the reading of documents and object proposals on the agenda, the President of the EGM informed that the minutes would be drawn up in the summary of the facts, including dissents and protests, containing the transcript only the resolutions taken, pursuant to the first paragraph of Article 130 of Law 6,404/76. That said, after examining and discussing the matters on the agenda, the shareholders resolved the following:

7.1. Reprove, by majority vote, the transfer, by late 2017, of shareholding control of Distribution Companies, subsidiaries of Eletrobras, whose extension of concession terms are approved, in the terms of items 3 to 8 below, addressed the terms and steps established in Law  9,491, of September 9, 1997 and its regulation and Law 6,404/1976, of December 15, 1976, as amended ("Law of Corporations");

7.2. Reprove, by majority, that immediate steps be taken to subscription and payment, in national currency, until the end of 2016, of capital increase in distributors that have an extension of their concessions agreed, pursuant to items 3 to 8 of the agenda, directly by the controlling shareholder Federal Government by assignment of preemptive rights by Eletrobras, observed the law of Corporations, especially Article 253, and Decree 1,091/1994, the total amount needed to meet the goals required by ANEEL up to transfer of shareholding control of its Distributor and also for full settlement in 2016, the debts of distributors of ordinary funds (RO) with Eletrobras, in the amount minimum of R$ 8 billion;

7.3. Reprove, by majority, the extension of the concession of the subsidiary Companhia Energetica do Piaui - CEPISA, ANEEL 004/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL;

7.4. Reprove, by majority, the extension of the concession of the subsidiary Companhia Energetica de Alagoas - CEAL, ANEEL 007/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL;

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7.5. Reprove, by majority, the extension of the concession of the subsidiary Companhia de Eletriciade do Acre - ELETROACRE, ANEEL 006/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL;

7.6. Reprove, by majority, the extension of the concession of the subsidiary Centrais Elétricas de Rondônia S.A – CERON, ANEEL number 005/2001, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL;

7.7. Reprove, by majority, the extension of the concession of the subsidiary Boa Vista Energia S.A ANEEL No. 021/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL;

7.8. Reprove, by majority, the extension of the concession of the subsidiary Amazonas Distribution Company de Energia S.A ANEEL No. 020/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL;

7.9. Approve, by majority, the transfer of the shareholding control, until December 31, 2017, of the distribution companies that do not have an extension of their concessions agreed as items 3 to 8 of the agenda above under §1ª-A of Article 8 of law 12.783/2013, with the new wording given by Provisional Measure 735 of 22 June 2016, provided that, before the transfer of the distribution company for the new controller, the distribution company receives directly the Federal Government or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of the mentioned distribution companies, maintaining the economic and financial balance of the Distribution company without any injection of funds, in any way, by Eletrobras;

7.9.1. To document at the request of the Federal Government, that the its manifestation, as a shareholder, to approve the item 7.9 above, has not the power to bind the actions of the Federal Government (MME and ANEEL) as grantor.

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7.10. Reprove, by majority, the return of the distribution concessions and the adoption the adoption of winding up provisions of the distribution companies Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A;

7.11. Approve, by majority, to be returned, at any time, the concession of the distribution companies Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A and that the provisions of the Winding up process are adopted, with the following assumptions: (i) the transfer of shareholding control mentioned in item 7.9 of the agenda above is not held until December 31, 2017; or (ii) the distribution company does not receive directly by the Federal Government or through tariff, until its transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of its distribution, keeping the economic and financial balance of the Distribution company, without any injection of funds, in any way, by Eletrobras, as provided for in item 7.9 above;

7.11.1. To document at the request of the Federal Government, that its manifestation for the item 7:11 above, a shareholder, does not have the power to bind the actions of the Federal Government (MME and ANEEL) as grantor.

7.12. Approve, after examining the curriculum and other relevant statements, the 7 members of election to the Board of Directors, as follows:

7.12.1. To document that has not reached the minimum quorum provided for in Article 17, IV of the Company's Bylaws to separate election of one (1) member of the Board of Directors by holders of preferred shares.

7.12.2. To document that was requested by Mr. MARCELO GASPARINO DA SILVA and GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTOS EM AÇÕES that put to the vote election eight positions by the cumulative voting process, which was not accepted by the President of the EGM, due to the fact that pursuant the Bylaws of Eletrobras, and as the Management Proposal, of the ten positions of the Board of Directors, two are destined for separate vote (i) the minority shareholders with voting rights (Article 17, III) and (ii) by the preferred shareholders, excluding the controlling shareholder, representing at least ten

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percent of the total share capital, and the third position belong to the candidate elected by employees, leaving seven position available for the cumulative voting process. The referred request of the shareholder is attacheded to this document.

7.12.3. Through the process of multiple voting, according to article 141 of Law 6,404/1976 and Articles 1 and 2 of CVM Instruction 165, of December 11, 1991 were elected:

a)    Mr. JOSÉ LUIZ ALQUÉRES, brazilian, married, civil engineer, resident and domiciled at Avenida Vieira Souto, 438, apt. 601, Ipanema, Rio de Janeiro - RJ, bearer of ID No. 1688939 issued by SSP/RJ and CPF No. 027190707-00 with 931,372,102 votes, appointed by a majority of the shareholders present, as Chairman the Board of Directors of Eletrobras;

b)    Mr. WILSON PINTO FERREIRA JUNIOR, brazilian, married, electrician engineer, resident and domiciled at Av. Engenheiro Jose Franscisco Bento Homem de Melo, 1155 - house 28, Bairro Fazenda São Quirino, Campinas - São Paulo, bearer of ID No. 10500091, issued by SSP/SP and CPF No. 012217298-10, with 926,059,777 votes;

c)    Mr. VICENTE FALCONI CAMPOS brazilian, married, engineer, resident and domiciled at Rua Fausto Nunes Vieira, 40 - Apto 1501 - Belvedere - 30320-590 Belo Hrizonte, bearer of ID NO. MG 1476273, issued by SSPMG and CPF No. 000232216-15, with 1,005,398,839 votes;

d)    Mrs. ANA PAULA VITALI JANES VESCOVI brazilian, married, economist, resident and domiciled at SCES Section 4, lot 5, block B, apt 148 - Brisas do Lago - Brasilia - DF bearer of ID No. 724203 issued by SPTC ES and CPF No. 862654 .587-87 with 926,059,777 votes;

e)    Mrs. ELENA LANDAU brazilian, separated, economist, resident and domiciled at Rua Almirante Guilhem 106/402, Leblon, Rio de Janeiro bearer of ID No. 03494985-9, issued by IFP/RJ and CPF No. 606800327-30, with 926,059,777 votes;

f)     Mr. ESTEVES PEDRO COLNAGO JÚNIOR, brazilian, married, economist, resident and domiciled at Quadra 204, Quattro Mirante Building, block B, apt 201, Aguas Claras – Distrito Federal, Brasilia, bearer of ID No. 1418316, issued by SSP/DF and CPF No. 611417121-72, with 926,059,777 votes;

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g)    Mr. MOZART DE SIQUEIRA CAMPOS ARAÚJO, brazilian, married, electrical engineer, bearer of ID No. RG 1010376, issued by SSP/PE, CPF/MF n.° 128717104-49, domiciled at Av. Engenheiro Domingos Ferreira, No. 2,589, 8th floor, Boa Viagem, Recife, Pernambuco, with 878,052,218 votes of minority shareholders, as an independent director for the purposes of Law 13,303/2016.

7.12.4. To document that before the election by cumulative voting process, were informed they had 1,058,354,031 shares admitted to the vote, by this process, and the minimum number of votes required for the election of each Board member would be 926,059,777 votes.

7.12.5. To document that Messrs JOSÉ LUIZ ALQUÉRES, VICENTE FALCONI CAMPOS, WILSON PINTO FERREIRA JUNIOR, ANA PAULA VITALI JANES VESCOVI, ELENA LANDAU, and ESTEVES PEDRO COLNAGO JÚNIOR, were elected by cumulative voting, with a majority vote of the controlling shareholders.

7.12.6. To document that considering Mr. MOZART DE SIQUEIRA CAMPOS ARAÚJO elected in this 165th Extraordinary General Meeting by the cumulative voting process, and Mr. JOSÉ PAIS RANGEL, elected by the 56th Annual General Meeting, pursuant to article 17, III, the Company's Bylaws, meet the requirements of independent members for the purposes of Law 13,303/2016, which, having been adopted cumulative voting process remained compliance with the minimum quorum of independent members of the Board of Directors, under the caput of Article 22 of Law 13,303/2016.

7.12.7. Approve the terms of the members elected to the Board of Directors, in this Extraordinary General Meeting, starts today and will be due on the date of the Annual General Meeting to be held in 2017.

7.12.8. To establish that, as the members appointed by the Federal Government, to the Board of Directors, may be occupying public office in the Federal Public Administration at the time of their election, the members appointed by Federal Government shall justify this act pursuant to paragraph 1 of Article 3 of CVM Instruction No. 367 of May 29, 2002, on the grounds of public interest.

0013

7.12.9. To establish that, in the case of candidates JOSÉ LUIZ ALQUÉRES, VICENTE FALCONI CAMPOS, WILSON PINTO FERREIRA JUNIOR, ANA PAULA VITALI JANES VESCOVI, ELENA LANDAU, ESTEVES PEDRO COLNAGO JÚNIOR and MOZART DE SIQUEIRA CAMPOS ARAÚJO, who were not present at the Meeting, sent express declaration consigning that they meet all the requirements of the Law of Corporations, in particular Article 147, third paragraph; the Company's Bylaws, in particular Article 23; and Law No. 13,303/2016, in particular Article 17, and who are able to establish, without any exception, the declaration pursuant to Article 147, fourth paragraph of the Law of Corporations and Article 2 of Instruction CVM No. 367/2002, blaming themselves under law, for such a statement.

7.12.10. To document that the investiture of the Board members elected herein is subject to the prior signature of the Term of Consent of the members of the aforementioned Board of Directors in Regulation of Level 1 of BM&FBovespa, and signing the declarations provided for in paragraphs 7.12.9.

7.12.11. To document that the JOSÉ LUIZ ALQUÉRES, VICENTE FALCONI CAMPOS, MOZART SIQUEIRA CAMPOS ARAÚJO, elected to the Board of Directors, informed to the EGM that thei are taking office on competitors and/companies or more than five (5) boards, including Eletrobras, and, after examination, it was approved unanimously by the voting shareholders in this regard, the exemption from the requirement referred to in Article 147, third paragraph, of the Law of Corporations and Article 23 of the Company's Bylaws.

7.12.12. To establish that, in accordance with Paragraph V, Article 17 of the Company's Bylaws, the indication of one of the members of the Board of Directors is the prerogative of the Company's employees, chosen by direct vote of their peers among the active employees and organized election by the company in conjunction with the unions that represent them. Whereas the election is still suspended, as was reported at the 56th Annual General Meeting, the mandate of Mr JAILSON JOSÉ MEDEIROS ALVES, Brazilian, married, civil engineer, resident and domiciled in the Praia do Zumbi, 121, casa 2, Ilha do Governador, Rio de Janeiro, bearer of Identity Card No. 149922, issued by CREA/RJ and enrolled with the CPF No. 047594447-00, still extended to the new administrator of the endowment to be elected by the employees of the Company, pursuant to Article 150, fourth paragraph of Law 6,404/1976.

0014

8. To document at the request of the shareholder BNDES/BNDESPAR, that it abstained from voting: (i) in items 1 to 11 of the agenda; (Ii) the election of the Chairman of the Board of Directors; and (iii) the waiver of the requirements referred to in Article 23 of the Social Statute of Eletrobras.

9. CLOSING: There being nothing else to discuss, the President closed the works and discontinued the meeting for the time necessary to draft these minutes in summary form, of the facts. After the meeting, this minute was read and, once approved, was signed by those present.

Brasília, July 22, 2016.

ARMANDO CASADO DE ARAUJO

LUIZ FREDERICO DE BESSA FLEURY
President	Representing the Federal Government

ANDRÉ CARVALHO TEIXEIRA Representing BNDES/BNDESPAR	MARCELO GASPARINO DA SILVA Representing HIMSELF; NEY ADRIANO BEAL LUSA; ELIE LEBBOS; JOSÉ PAES RANGEL
DAVID JORGE KADDOUM Representing ATMOS INSTITUCIONAL MASTER FIA; ATMOS MASTER FUNDO DE INVESTIMENTO DE ACOES; ATMOS TERRA FUNDO DE INVESTIMENTO EM ACOES;	FREDERICO DJUN TAKAHASHI SARAIVA SPX APACHE MASTER FIA; SPX FALCON MASTER FIA; SPX NIMITZ MASTER FIM; SPX PATRIOT MASTER FIA; SPX RAPTOR MASTER FI EXT MM CP

DIEGO BACELAR LIPARIZI

Representing BANCO FATOR S.A.; FAR FATOR ADMINISTRAÇÃO DE RECURSOS LTDA.; CUCAÇÃO FUNDO DE INVESTIMENTO EM AÇÕES; AMP FUNDO DE INVESTIMENTO EM AÇÕES; MOPYATA FUNDO DE INVESTIMENTO EM AÇÕES; FATOR MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO ESCALADA; CLUBE DE INVESTIMENTO RINO; FUNDO DE INVESTIMENTO GALP; CLUBE DE INVESTIMENTO G60; FUNDO DE INVESTIMENTO JABURA AÇÕES; FUNDO DE INVESTIMENTOS EM AÇÕES DINÂMICA ENERGIA; BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES

THIAGO DE OLIVEIRA BARBIERI Representing NORMANDIA INVESTIMENTOS LTDA.;

0015

CARLOS MAURICIO SAKATA MIRANDOLA

Representing the following: acionista EDUARDO DUVIVIER NETO; HELONA INVESTMENTS LLC; MALIKO INVESTMENTS LLC; 3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES; NORMANDIE MASTER FIA; ARGOS FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; AQUARIUS FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; KRYPTON FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; APOLO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; RENATO CIFALI; LEONARDO IZECKSOHN; ARX EXTRA MASTER FIM; ARX LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; ARX LONG SHORT MASTER II FIM; ARX MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES; STK LONG ONLY INSTITUCIONAL FIA; VITORIA FUNDO DE INVESTIMENTO DE ACOES -BDR NIVEL I; OPPORTUNITY LÓGICA MASTER FUNDO DE INVESTIMENTO EM AÇÕES; OPP I FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR; LUXOR FUNDO DE INVESTIMENTO MULTIMERCADO; OPPORTUNITY EQUITY HEGDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; OPPORTUNITY SELECTION INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; OPPORTUNITY LONG BIASED MASTER FUNDO DE INVESTIMENTO EM MULTIMERCADO; OPPORTUNITY SPECIAL FUNDO DE INVESTIMENTO EM AÇÕES; PBRE LLC; PBLO LLC; POLLUX AÇÕES MASTER FIA; POLLUX AÇÕES INSTITUCIONAL MASTER FIA;

RENO DOUGLAS DE AZEVEDO JUNIOR

Representing the funds MESSINA CAPITAL LLC; NORTHERN GATE LLC; JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP EXPLORER MASTER FUNDO DE INVESTIMENTOS EM AÇÕES; JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP INSTITUCIONAL – FUNDO DE INVESTIMENTOS; JGP MAX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP STRATEGY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; SOLOIST CAPITAL LLC; HAMBURGO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO; FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA INVESTIMENTO NO EXTERIOR CRÉDITO PRIVADO; OURO BRANCO MULTIMERCADO CRÉDITO PRIVADO FUNDO DE INVESTIMENTO; ITCA MULTIMERCADO CRÉDITO PRIVADO FUNDO DE INVESTIMENTO;

RODRIGO POLITO DA SILVA	NORIVAL DA SILVA
Representing himself	Representing himself

ANNE EMILIA CONSUL WARTH	JOÃO GUSTAVO SPECIALSKI SILVEIRA
Representing herself	Representing GERAÇÃO FUTURO LPAR FIA

DANIEL ALVES FERREIRA

Representing the funds: BANCO BNP PARIBAS BRASIL S.A.; CC&L Q EMERGING MARKETS EQUITY FUND; BANCO SANTANDER (BRASIL) S.A.; JP MORGAN CHASE BANK; ITAU UNIBANCO S.A.; ITAU UNIBANCO S.A.; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE (019473767/0001-66; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F; CLARITAS ADMINISTRAÇÃO DE RECURSOS LTDA; PORTFOLIO BRAZIL LLC; PORTFOLIO BRAZIL LLC; CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO; CLARITAS PRIVATE LONG SHORT FDO DE INVESTIMENTO MULTIMERCADO; PORTFOLIO BRAZIL LLC; CITY OF NEW YORK GROUP TRUST; GMAM INVESTMENT FUNDS TRUST; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; INTERVENTURE EQUITY INVESTMENTS LIMITED; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRA; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; KAISER PERMANENTE GROUP TRUST; KOPERNIK GLOBAL ALL-

0016

CAP MASTER FUND, LP; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND; MANAGED PENSION FUNDS LIMITED; NORGES BANK; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PS INTL LATAM LLC; PS LATIN AMERICA LLC; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; STICHTING PGGM DEPOSITARY; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; THE MONETARY AUTHORITY OF SINGAPORE; THE TIFF KEYSTONE FUND, L.P.; TIFF MULTI-ASSET FUND; TRILOGY INVESTMENT FUNDS PLC; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; EDMOND DE ROTHSCHILD LATIN AMERICA; ACADIAN ALL COUNTRY WORLD EX US LONG SHORT FUND; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; CONSTRUCTION & BUILDING UNIONS SUPER FUND; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; CONSTRUCTION & BUILDING UNIONS SUPER FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MISSOURI EDUCATION PENSION TRUST; SBC MASTER PENSION TRUST; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; Citibank - ACADIAN EMEMRGING MARKETS EQUITY FUND; ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORT; ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORT; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO; ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF; ALASKA PERMANENT FUND; AQR EMERGING EQUITIES FUND LP; AQR EMERGING EQUITIES INTEGRATED ALPHA FUND, L.P.; ARIZONA PSPRS TRUST; ARROWSTREET US GROUP TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; CF DV EMERGING MARKETS STOCK INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES  RET SYSTEM OF THE STATE OF HAWAII; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN TOTAL INTERNATIONAL INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GLOBAL TRUST COMPANY FBO AQR COLLECTIVE I TRUST - AQR E E F; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; GMO TAX-MANAGED GLOBAL BALANCED PORTFOLIO A S O GMO M P O LP; GMO TRUST ON BEHALF O GMO TAX M I E FUND; GMO WORLD EQUITY ALLOCATION INVESTMENT FUND PLC; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORT; HEWLETT-PACKARD COMPANY MASTER TRUST; HP INVEST COMMON CONTRACTUAL FUND; IBM 401 (K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY M F; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LUCENT TECHNOLOGIES INC. MASTER PENSION TR; MERCER QIF FUND PLC; MGI FUNDS PLC; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; MERCER QIF FUND PLC; MGI FUNDS PLC; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND;  NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; PIMCO EQUITY SERIES:PIMCO RAE FUNDAMENTAL EMERGING MARKETS F; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; POPLAR TREE FUND

0017

OF AMERICAN INVESTMENT TRUST; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF IND PUBLIC EMPL RET FUND; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; SUNSUPER SUPERANNUATION FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; TEXAS MUNICIPAL RETIREMENT SYSTEM; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; UAW RETIREE MEDICAL BENEFITS TRUST; VANGUARD INVESTMENT SERIES PLC; VIRGINIA RETIREMENT SYSTEM; VOYA EMERGING MARKETS INDEX PORTFOLIO;

MARIA SILVIA SAMPAIO SANT’ ANNA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.